SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ______________

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 3) (1)


                             PS Business Parks, Inc.
                  (formerly Public Storage Properties XI, Inc.)
                  ---------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                  ---------------------------------------------
                         (Title of Class of Securities)

                                    69360J107
                  ---------------------------------------------
                                 (CUSIP Number)


                            Acquiport Two Corporation
                       c/o Heitman Capital Management LLC
                       191 North Wacker Drive, Suite 2500
                             Chicago, Illinois 60606
                                  312-855-5700
                             Attn: David B. Perisho
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               September 15, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                              (Page 1 of 8 Pages)

--------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO. 69360J107                SCHEDULE 13D                PAGE 2 OF 8 PAGES

1. NAME OF REPORTING PERSONS:
                           Acquiport Two Corporation

         OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                           22-2909230

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
         (see instructions)                                     (b) [ ]

3        SEC USE ONLY


4         SOURCE OF FUNDS (see instructions)
                           Not Applicable (See Items 2 and 3)

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                    [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware

      NUMBER OF            7        SOLE VOTING POWER
        SHARES                              0
     BENEFICIALLY
       OWNED BY            8        SHARED VOTING POWER
         EACH                               0
      REPORTING
        PERSON             9        SOLE DISPOSITIVE POWER
         WITH                               0

                           10       SHARED DISPOSITIVE POWER
                                            0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                 [ ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0

14       TYPE OF REPORTING PERSON (see instructions)
                           CO

CUSIP NO. 69360J107                SCHEDULE 13D                PAGE 3 OF 8 PAGES

1        NAME OF REPORTING PERSONS:
         Comptroller of the State of New York as Trustee of the Common Retirement Fund

         OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                           14-6103815

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
         (see instructions)                                       (b) [ ]

3        SEC USE ONLY


4         SOURCE OF FUNDS (see instructions)
                           Not Applicable (See Items 2 and 3)

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                      [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           New York

      NUMBER OF            7        SOLE VOTING POWER
        SHARES                              0
     BENEFICIALLY
       OWNED BY            8        SHARED VOTING POWER
         EACH                               0
      REPORTING
        PERSON             9        SOLE DISPOSITIVE POWER
         WITH                               0

                           10       SHARED DISPOSITIVE POWER
                                            0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                    [ ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0

14       TYPE OF REPORTING PERSON (see instructions)
                           EP

CUSIP NO. 69360J107                SCHEDULE 13D                PAGE 4 OF 8 PAGES


Item 1.           SECURITY AND ISSUER.

         Item 1 is hereby amended and restated as follows:

         This statement constitutes Amendment No. 3 to the Statement on Schedule 13D (the "Schedule 13D") filed March 27, 1998 and amended on May 27, 1998 and May 30, 2003 ("Amendment No. 3") by Acquiport Two Corporation, a Delaware corporation ("Acquiport"), in connection with the beneficial ownership of shares of common stock, $.01 par value, of PS Business Parks, Inc. ("Common Stock") (formerly Public Storage Properties XI, Inc.) ("Issuer"). The principal executive offices of the Issuer are located at 701 Western Avenue, Glendale, California, 91201-2397.

Item 2.           IDENTITY AND BACKGROUND.

         Item 2(a) is hereby amended and restated as follows:

         This Amendment No. 3 is filed by Acquiport and the Comptroller of the State of New York as Trustee of the Common Retirement Fund ("Common Fund," and together with Acquiport the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Act of 1934 ("Act"), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

         Item 2(b)-(c) is hereby amended by deleting the following two paragraphs:

         Acquiport is a Delaware corporation, the business of which is to acquire property, hold title to and collect income from such property and remit the entire amount of income from such property (less expenses) to the Sole Stockholder of the Corporation, which is an organization exempt from taxation pursuant to Section 501(c)(2) of the Internal Revenue Code of 1986, as amended. The principal place of business of Acquiport is c/o Heitman Capital Management Corporation, 180 North LaSalle St., Chicago, IL 60601.

         Common Fund is a public pension fund created pursuant to Article 9 of the New York Retirement and Social Security Law. Its business address is 633 Third Avenue, 31st floor, New York, NY 10017-6754.

         and substituting the following two paragraphs for the two deleted paragraphs:

         Acquiport is a Delaware corporation, the business of which is to acquire property, hold title to and collect income from such property and remit the entire amount of income from such property (less expenses) to the Sole Stockholder of the Corporation, which is an organization exempt from taxation pursuant to Section 501(c)(2) of the Internal Revenue Code of 1986, as amended. The principal place of business of Acquiport is c/o Heitman Capital Management LLC, 191 North Wacker Drive, Suite 2500, Chicago, IL 60606.

         The Common Fund is a public pension fund created pursuant to Article 9 of the New York Retirement and Social Security Law. Its business address is 110 State Street, Albany, New York 12244.

CUSIP NO. 69360J107                SCHEDULE 13D                PAGE 5 OF 8 PAGES

         Item 2(b)-(c) is hereby further amended as follows: all references to "c/o Heitman Capital Management Corporation, 180 North LaSalle Street, Chicago, Illinois 60601-2886" shall instead be to "c/o Heitman Capital Management LLC, 191 North Wacker Drive, Suite 2500, Chicago, Illinois 60606."

         Item 2(b)-(c) is hereby further amended by adding the following paragraph:

         Mary K. Ludgin is a Director of Acquiport and is employed as an investment advisor by Heitman Capital Management LLC. Her principal place of business is c/o Heitman Capital Management LLC, 191 North Wacker Drive, Suite 2500, Chicago, Illinois 60606.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended and restated as follows:

         This Amendment No. 3 is being filed because on September 15, 2003, the Issuer, PS Business Parks, L.P. ("LP") and Acquiport entered into an Underwriting Agreement with Goldman, Sachs & Co. ("GS&Co.") ("Underwriting Agreement") pursuant to which, on September 15, 2003, Acquiport sold 3,010,265 shares of Common Stock ("Shares") to GS&Co. at $37.00 per share ("Sale"). The Shares were offered to the public pursuant to a prospectus supplement, dated September 15, 2003, to a prospectus dated June 2, 1999 (together, the "Prospectus") and made part of the Registration Statement on Form S-3 filed with the Securities and Exchange Commission by the Issuer on May 17, 1999. (File No. 333-78627) (the "Registration Statement"). Immediately following the Sale, Acquiport owned no shares of Common Stock of the Issuer.

Item 4.           PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and restated as follows:

         Acquiport had acquired the Shares for investment purposes. Consistent with such purposes, the Reporting Persons have had discussions based on publicly available information with management of the Issuer concerning the Issuer's recent operating history as well as the Issuer's general business outlook and prospects.

         As described in Item 3 above, following the Sale pursuant to the Underwriting Agreement, Acquiport owned no shares of Common Stock of the Issuer. A copy of the Underwriting Agreement is filed as Exhibit 7 to this Schedule 13D. However, depending on market conditions and other factors that each may deem material to its investment decision, each of the Reporting Persons may purchase additional Shares in the open market or in private transactions or may dispose of all or a portion of the Shares that such Reporting Person hereafter may acquire.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

CUSIP NO. 69360J107                SCHEDULE 13D                PAGE 6 OF 8 PAGES

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated as follows:

         (a) As a result of the Sale, Acquiport and the sole stockholder of Acquiport, the Common Fund, own no shares of Common Stock of the Issuer.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any shares.

         (b) Not applicable. See Item 5(a) above.

         (c) Except as set forth in Item 4 above, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) of this Item 5 have effected any transactions in any shares of Common Stock of the Issuer during the past sixty (60) days.

         (d) Each of the Reporting Persons affirms that no person other than such Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by such Reporting Person.

         (e) The Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding shares of Common Stock on September 15, 2003.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended by adding the following paragraph:

         As described in Item 3 above, on September 15, 2003, the Issuer, LP, Acquiport and GS&Co. entered into the Underwriting Agreement. On September 18, 2003, Acquiport will receive $111,379,805 in proceeds in connection with the underwritten public offering. In the Underwriting Agreement, the Issuer and Acquiport agreed with GS&Co. not to offer, sell, contract to sell or otherwise dispose of any securities of the Issuer that are substantively similar to the Shares, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, shares of Common Stock, or any such substantially similar securities, during the period from September 15, 2003 through the date 60 days after September 15, 2003, without the prior consent of GS&Co. Pursuant to the Underwriting Agreement, the Issuer, L.P. and Acquiport have agreed to indemnify GS&Co. against certain liabilities under the Securities Act of 1933, as amended ("Securities Act"), and GS&Co. has agreed to indemnify the Issuer, L.P. and Acquiport against certain liabilities under the Securities Act. This summary of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement which is filed as Exhibit 7 hereto and incorporated herein by reference.

CUSIP NO. 69360J107                SCHEDULE 13D                PAGE 7 OF 8 PAGES

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.


         Item 7 is hereby amended to add one additional exhibit as follows:

Exhibit 7 Underwriting Agreement dated September 15, 2003 by and among Goldman, Sachs & Co., PS Business Parks, Inc., PS Business Parks, L.P. and Acquiport Two Corporation incorporated by reference from
              Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed September 17, 2003.

CUSIP NO. 69360J107                SCHEDULE 13D                PAGE 8 OF 8 PAGES



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This Amendment No. 3 to the Statement on Schedule 13D is filed on behalf of Acquiport Two Corporation and the Comptroller of the State of New York as Trustee of the Common Retirement Fund.

Dated:  September 17, 2003


ACQUIPORT TWO CORPORATION


By:/s/ David B. Perisho
   ----------------------------------
       David B. Perisho
       Vice President


COMPTROLLER OF THE STATE OF NEW YORK
AS TRUSTEE OF THE COMMON RETIREMENT FUND


By:/s/ Jacques Jiha
   ----------------------------------
       Jacques Jiha
       Deputy Comptroller for Pension Investment and Public Finance